Exhibit 99.1

Caravelle International Group Reports Half Year 2023 Financial Results

SINGAPORE, February 29, 2024 /PRNewswire/ -- Caravelle International Group (the “Company”, Nasdaq: CACO), a trailblazing global ocean technology company, today announced its unaudited and unreviewed financial results for the six months ended April 30, 2023.

Half year 2023 Financial Highlights

Six Months Ended			Year-over-
	April 30,	April 30,	Year %
In millions, except percentages	2023	2022	Change
Total revenues	$45.10	$96.67	(53.35)%
Gross margin	7.51%	22.54%	(66.68)%
Income from operation	$1.36	$20.13	(93.24)%
Net income	$1.35	20.15	(93.30)%

	April 30,	October 31,
In millions	2023	2022
Cash, cash equivalents and restricted cash	$9.62	$21.57

Mr. Guohua Zhang, Chief Executive Officer of Caravelle International Group, commented “ During the six months ended April 31, 2023, the demand for global shipping was weak, which was coupled with a decrease in freight rates. However, we are optimistic about the Company’s future. We recently closed a private placement on January 10, 2024 of up to $6.8 million. The Company plans to use part of these proceeds for capital expenditure to launch its CO-Tech wood drying vessels. ”

Caravelle’s first digital-intelligent ocean-going timber drying vessel enters full commissioning phase, we expect this high-margin opportunity to more than offset any continued weakness in our shipping business.” Added by Mr. Zhang.

Six Months Ended April 30, 2023 Financial Results

Total revenue was approximately $45.10 million for the six months ended April 30, 2023, a decrease of 53.35%, as compared to $96.67 for the same period of last fiscal year. The decrease in revenue was primarily attributable to decreased ocean freight prices and less voyage days completed during the six months ended April 30, 2023.

Total cost of revenues was approximately $41.71 million for the six months ended April 30, 2023, compared with approximately $74.88 million during the same period of last fiscal year.

Gross profit was approximately $3.39 million for the six months ended April 30, 2023, compared to approximately $21.79 million for the same period of last fiscal year. Gross margin as a percent of overall revenue was 7.51% for the six months ended April 30, 2023, compared with 22.54% in the same period of fiscal year 2022. The decrease in gross margin was mainly due to the lower ocean freight price.

Total operating expenses increased by approximately $0.36 million, or 21.69%, from approximately $1.66 million for the six months ended April 31, 2022 to approximately $2.02 million for the six months ended April 31, 2023. The increase in Caravelle’s operating expenses was primarily due to an increase in general and administrative expenses.

Other Income (expenses), net primarily consists of interest expense and others. Other expense, net was $14,926 for the six months ended April 31, 2023, representing an increase of $35,201, as compared to other income of $20,275 for the same period of last fiscal year due to a decrease in other income for the six months ended April 31, 2023.

Provision for Income Taxes was nil and $645 for the six months ended April 31, 2023 and 2022, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net income was $1.35 million for the six months ended April 31, 2023, compared with $20.15 million for the same period of last fiscal year.

The financial statements for the six months ended April 31, 2023 and 2022, herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended October 31, 2023 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited and unreviewed financial statements.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE: Caravelle International Group

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDUITED AND UNREVIEWED CONSOLIDATED BALANCE SHEETS

	As of April 30,	As of October 31,
	2023	2022

ASSETS
Current Assets:
Cash and cash equivalent	$9,618,961	$21,572,336
Accounts receivable	1,120,891	3,955,311
Prepayments and other current assets	20,247,842	6,949,397
Due from related parties	-	951,655
Total Current Assets	30,987,694	33,428,699

Property and equipment, net	593,781	604,126
Prepayment and other non-current assets	1,513,809	1,538,591
Total Assets	$33,095,284	$35,571,416

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$290,835	$880,631
Accounts payable	467,040	750,471
Advance from customers	14,646,609	10,067,278
Accrued expenses and other liabilities	2,695,541	8,492,923
Taxes payable	3,549	10,939
Due to related parties	3,126,270	2,976,902
Total Current Liabilities	21,229,844	23,179,144

Long-term bank loan	2,491,167	2,366,626
Deferred tax liability	217	1,293
Total Liabilities	23,721,228	25,547,063

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 50,000,000 shares issued and outstanding at April 30, 2023 and October 31, 2022, respectively*	5,000	5,000
Additional paid-in capital*	152,550	152,550
Retained earnings	3,114,651	4,376,698
Total Shareholders’ Equity	3,272,201	4,534,248
Non-controlling interest	6,101,855	5,490,105
Total Equity	9,374,056	10,024,353
Total Liabilities and Equity	$33,095,284	$35,571,416

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

UNAUDUITED AND UNREVIEWED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended April 30,
	2023	2022
Revenue
Ocean freight revenue	$45,093,336	$88,960,921
Vessel service revenue	8,800	7,711,755
Total revenue	45,102,136	$96,672,676

Cost of revenues	41,713,652	74,882,496
Gross profit	3,388,484	21,790,180

Operating expenses:
Selling expenses	-	16,341
General and administrative expenses	2,023,855	1,639,146
Total operating expenses	2,023,855	1,655,487

Income from operations	1,364,629	20,134,693

Other income (expense), net:
Interest income	942	-
Interest expense	(51,992)	(51,370)
Other income (expense), net	36,124	71,645
Total other income (expense), net	(14,926)	20,275

Income before income taxes	1,349,703	20,154,968

Provision for income taxes	-	645

Net income	1,349,703	20,154,323
Less: Net income attributable to non-controlling interests	611,750	9,519,262
Net income attributable to the Company	$737,953	$10,635,061

Comprehensive income	1,349,703	20,154,323
Less: Comprehensive income attributable to non-controlling interests	611,750	9,519,262
Comprehensive income attributable to the Company	$737,953	$10,635,061

Earnings per share attributable to the Company - Basic and diluted*	$0.01	$0.21
Weighted Average Shares Outstanding - Basic and diluted*	50,000,000	50,000,000

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

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